Exhibit 99

                                 [UNILEVER LOGO]
                              N E W S   R E L E A S E

U.S. Media Relations Contact:                  U.S. Investor Relations Contact:
Nancy Goldfarb                                 Leigh Ferst
212/906-4690                                   212/906-3430



          Unilever Agrees to Sell Its U.S. and Canada Oral Care Brands
                               to Church & Dwight

New York, NY - September 10, 2003 --Unilever (NYSE: UN, UL) today announced that it has signed a definitive agreement to sell its oral care brands in the United States and Canada to Church & Dwight (NYSE: CHD) of Princeton, NJ. The transaction is expected to be completed in the fourth quarter of 2003, subject to regulatory approvals. Unilever will receive $104 million in cash at closing, plus additional performance-based cash payments of between $5 million and $12 million.

The sale includes, for the U.S. and Canada, the Mentadent brand of toothpaste and toothbrushes, Pepsodent and Aim toothpaste, and exclusive licensing rights to Close-Up toothpaste. Sales of the business for the first six months of 2003 were $61 million.

This action is another milestone in Unilever's Path to Growth strategy, which includes paring down the number of brands in its portfolio regionally and globally, and focusing resources on the company's leading brands. As announced last week, Unilever also reached an agreement to sell its Brut line of male personal care products in the Americas.

Unilever remains fully committed to its oral care business outside the U.S. and Canada, where in many markets its brands hold leading or strong positions.

                                      # # #

Unilever Background: Unilever is one of the world's largest consumer products companies with annual sales of approximately $47 billion in 2002. It produces and markets a wide range of foods and home and personal care products. The company operates in approximately 100 countries around the globe and employs approximately 250,000 people.


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Safe Harbor  Statement  under the Private  Securities  Litigation  Reform Act of
1995:

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial and operating results and benefits of the pending disposal of Unilever's oral care brands in the United States and Canada.

Factors that could cause actual results to differ materially from those described herein include: the inability to obtain or delay in obtaining necessary antitrust approvals; actions of the U.S., Canadian and local governments; the performance of the oral care brands during the pre-closing period; costs related to the disposal; the economic and financial market environment of the food and consumer product manufacturing industry and the general economic environment. More detailed information about these factors is set forth in the reports furnished by Unilever with the Securities and Exchange Commission.

Neither Unilever nor Church & Dwight is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.